


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8 - 25308


06050109

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2005___ AND ENDING ___June 30, 2006___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Keane Securities Co., Inc.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

17 Battery Place

PROCESSED

PROCESSED
SEP 29 2006
THOMSON
FINANCIAL

New York   NY   10004
(City)   (State)   (Zip Code)

SEP 29 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter D. O'Hearn, Jr.   (212) 422-1255

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.

15 Maiden Lane, 5th Floor   New York, NY 10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

AUG 3 0 2006

BRANCH OF REGISTRATIONS
AND
EXAMINATIONS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RECEIVED
AUG 3 0 2006
160

OATH OR AFFIRMATION

I, Walter O'Hearn swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Keane Securities Co., Inc. as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS OF KEANE SECURITIES CO., INC.

We have audited the accompanying statement of financial condition of Keane Securities Co., Inc. as of June 30, 2006. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Securities Co., Inc. as of June 30, 2006 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
August 23, 2006



KEANE SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

ASSETS

Cash and cash equivalents	$	243,600
Securities owned, at market value (Note 3)		131,148
Due from clearing broker (Note 4)		176,413
Accounts receivable - investment banking		5,000
Furniture and equipment, net of accumulated depreciation of $ 139,750		1,000
Other		32,682
	$	589,843

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	59,134
Securities sold, not yet purchased		4,372
		63,506

Subordinated borrowings:

Cash subordination agreements (Note 5)		396,000
Total liabilities		459,506

Stockholders' equity:

Common stock-	
Class A voting - $.10 par value	
10,000 shares authorized; 6,478 shares issued and outstanding	648
Class B non-voting - $.10 par value	
990,000 shares authorized; 250,000 shares issued and 160,248 shares outstanding	16,024
Additional paid-in capital	653,325
Accumulated deficit	(426,689)
	243,308
Less: Treasury stock	
Class A voting - 3,522 shares	
Class B non - voting - 89,752 shares	(112,971)
Total Stockholders' equity	130,337
	$ 589,843

The accompanying notes are an integral part of the statement of financial condition

-2-

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

Note 1 - Organization and Nature of Business

Keane Securities Co., Inc. (the "Company") was incorporated in New York State on August 27, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a)   *Use of Estimates*
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b)   *Revenue Recognition*
The Company records security transactions on a settlement date basis. The difference between settlement date and trade date is deemed immaterial. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Note 2 – Summary of Significant Accounting Policies (Continued)

c) *Security Valuation*

Investments in securities traded on a national securities exchange and the over-the-counter market are stated at their last reported sales price on the day of valuation. Securities for which no such market prices are available, or as to which, in the judgment of the Management, such market prices fail to accurately represent the amount realizable by the Company upon sale or liquidation, are valued at fair value as determined by Management.

d) *Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e) *Commissions*

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

f) *Property and Equipment*

Property and equipment are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

g) *Cash & Cash Equivalents*

The Company considers demand deposits, money market funds and cash on hand to be cash.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2006

Note 3 – Investment Transactions

Marketable securities owned at market value consist of the following:

Equities – common shares $ 131,148

Note 4 – Securities Sold, not yet Purchased

Securities sold, not yet purchased are valued at market and consist of the following:

Equities – common shares $ 4,372

Note 5 – Clearing Broker Account

The amount due from the clearing broker represents debits and credits through the account arising from security transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the pledge of investment securities. As of June 30, 2006, the amount due from the broker was $176,413.

Note 6 – Cash Subordination Agreements

Summarized cash subordination agreements with corporate stockholders and officers are as follows:

Debenture Holder	Principal	Due Date
James J. Keane	$320,000	9/30/06
Walter D. O'Hearn	36,000	8/31/06
Walter D. O'Hearn	40,000	9/30/06
	$396,000	

Interest is payable at the prime rate plus 2% as determined from time to time by the United States Trust Company of New York. The above debenture holders have elected to forego all interest for the year end June 30, 2006 and will continue to forego all interest until further notice

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2006

Note 6 – Cash Subordination Agreements (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 – Income Taxes

At June 30, 2006, the Company had net operating loss carryforwards of approximately $500,000 for income tax purposes. Since it is doubtful that such carryforwards will be utilized in the near term, a valuation allowance of approximately $371,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

The net operating loss carryforwards will expire as follows:

For the year ended June 30,	
2018	$500,000
	$500,000

Note 8 – Net Capital Requirements

As a registered broker – dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital and the related net capital rate may fluctuate on a daily basis. At June 30, 2006 the Company had net capital of $434,390, which exceeded the minimum requirement of $100,000 by $334,390 and the Company's capital ratio was 13.6%.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2006

Note 9 – Commitments and Contingencies

a) *Lease Obligations*
On August 7, 2006, the Company entered into a sublease for office space for the period September 1, 2005 through November 30, 2008. Rent expense for the year ended June 30, 2006 amounted to $114,510.

The future minimum lease payments are as follows:

For the year ended June 30,	
2007	$ 82,478
2008	82,478
2009	34,366
	$199,322

Note 10 – Uninsured Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 11 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2006

Note 11 – Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.